SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO 13d-2(b)
                             (Amendment No. 3)


                                Oakley, Inc.
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)


                                673662 10 2
                               (CUSIP Number)

                              ---------------






CUSIP No. 673662 10 2                 SCHEDULE 13G

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Michael Parnell, as trustee of the M. and M. Parnell Revocable Trust

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Group membership is acknowledged for purposes of           (a) |_|
      making a group filing pursuant to Rule 13d-1(k)(1) only    (b) |X|

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

-----------------------------------------------------------------------------
    NUMBER OF        5      SOLE VOTING POWER
     SHARES                 -0-
  BENEFICIALLY       ---------------------------------------------------------
    OWNED BY
      EACH           6      SHARED VOTING POWER   3,840,000 shares held by
    REPORTING               the M. and M. Parnell Revocable Trust, for
     PERSON                 which Michael Parnell and Melissa Parnell each
      WITH                  serve as Trustee.
                     ---------------------------------------------------------

                     7      SOLE DISPOSITIVE POWER
                            -0-
                     ---------------------------------------------------------

                     8 SHARED DISPOSITIVE POWER 3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       |_|

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 5.4%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN



CUSIP No. 673662 10 2                 SCHEDULE 13G

-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Melissa Parnell, as trustee of the M. and M. Parnell Revocable Trust

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Group membership is acknowledged for purposes of               (a) |_|
      making a group filing pursuant to Rule 13d-1(k)(1) only        (b) |X|

-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

-----------------------------------------------------------------------------
    NUMBER OF       5    SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY      ---------------------------------------------------------
    OWNED BY
      EACH          6    SHARED VOTING POWER  3,840,000 shares held by
    REPORTING            the M. and M. Parnell Revocable Trust, for
     PERSON              which Michael Parnell and Melissa Parnell each
      WITH               serve as Trustee.
                    ---------------------------------------------------------

                    7    SOLE DISPOSITIVE POWER
                         -0-
                    ---------------------------------------------------------

                    8    SHARED DISPOSITIVE POWER   3,840,000 shares held
                         by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   |_|

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 5.4%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN




CUSIP No. 673662 10 2                 SCHEDULE 13G

-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      M. and M. Parnell Revocable Trust

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
      Group membership is acknowledged for purposes of             (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

-----------------------------------------------------------------------------
3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      California

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    NUMBER OF       5   SOLE VOTING POWER    3,840,000 shares held by
     SHARES             the M. and M. Parnell Revocable Trust, for
  BENEFICIALLY          which Michael Parnell and Melissa Parnell each
   OWNED BY             serve as Trustee.
      EACH          ---------------------------------------------------------
    REPORTING
     PERSON         6   SHARED VOTING POWER
      WITH              -0-
                    ---------------------------------------------------------

                    7   SOLE DISPOSITIVE POWER 3,840,000 shares held
                        by the M. and M. Parnell Revocable Trust, for
                        which Michael Parnell and Melissa Parnell each
                        serve as Trustee.
                    ---------------------------------------------------------

                    8      SHARED DISPOSITIVE POWER
                           -0-

-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.

-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                  |_|

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 5.4%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      OO




CUSIP No. 673662 10 2                 SCHEDULE 13G

-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Michael Parnell

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
      Group membership is acknowledged for purposes of              (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

-----------------------------------------------------------------------------
    NUMBER OF       5      SOLE VOTING POWER
     SHARES                77,218
  BENEFICIALLY      ---------------------------------------------------------
    OWNED BY        6      SHARED VOTING POWER
      EACH                 -0-
    REPORTING       ---------------------------------------------------------
     PERSON
      WITH          7      SOLE DISPOSITIVE POWER
                           77,218
                    ---------------------------------------------------------

                    8      SHARED DISPOSITIVE POWER
                           -0-

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,917,218 shares of which 3,840,000 are held by the M. and
      M. Parnell Revocable Trust and 77,218 shares are represented by options held by Mr. Parnell

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      |_|

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 5.5%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN




CUSIP No. 673662 10 2                 SCHEDULE 13G


-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Melissa Parnell

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
      Group membership is acknowledged for purposes of              (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only

-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

-----------------------------------------------------------------------------
    NUMBER OF       5      SOLE VOTING POWER
     SHARES                -0-
  BENEFICIALLY      ---------------------------------------------------------
    OWNED BY        6      SHARED VOTING POWER
      EACH                 -0-
    REPORTING       ---------------------------------------------------------
     PERSON
      WITH          7      SOLE DISPOSITIVE POWER
                           -0-
                    ---------------------------------------------------------

                    8      SHARED DISPOSITIVE POWER
                           -0-

-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,840,000 shares held by the M. and M. Parnell Revocable Trust.

-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     |_|

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 5.4%

-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN




                                 SCHEDULE 13G

            This Amendment No. 3 (the "Amendment No. 3") amends and restates Amendment No. 2, filed February 13, 1998, and Amendment No. 1, filed February 11, 1997, to the Statement on Schedule 13G, filed February 14, 1996 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Shares"), of Oakley, Inc., a Washington corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 3 on behalf of the M. and M. Parnell Revocable Trust, a trust organized under the laws of the state of California (the "Trust"), and on behalf of Michael and Melissa Parnell, who are individuals and trustees of the Trust (the "Trustees"). The foregoing Trust, Trustees and individuals are sometimes hereinafter referred to as the "Reporting Persons."

Item 1(a).  Name of Issuer:

            Oakley, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Oakley, Inc.
            One Icon
            Foothill Ranch, California 92610

Item 2(a).  Name of Person Filing:

            Michael Parnell, as trustee and individual
            Melissa Parnell, as trustee and individual
            M. and M. Parnell Revocable Trust

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            The address of principal business or office of each of the Reporting Persons is:

            Oakley, Inc.
            One Icon
            Foothill Ranch, California 92610

Item 2(c).  Citizenship:

            Each of Michael and Melissa Parnell is a United States Citizen. The M. and M. Revocable Trust is organized under the laws of the state of California.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2(e).  CUSIP Number:

            CUSIP No:  673662 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.

(a)         3,840,000 shares (the "Shares") are held by the M. and M.
            Parnell Revocable Trust; Michael Parnell and Melissa Parnell each serve as Trustee of the Trust and would become the beneficiaries of the Shares if the Trust were revoked. In addition, Michael Parnell has the right to exercise options to acquire 77,218 shares of Common Stock (the "Options") which Options are currently vested and thus beneficially owned by Michael Parnell.

(b) Approximately 5.4% (approximately 5.5% after giving effect to Michael Parnell's vested stock options).

(c) As Trustees of the Trust, Michael and Melissa Parnell share the power to vote or to direct the vote of the Shares, and share the power to dispose or to direct the disposition of the Shares. The Trust has the sole power to vote or to direct the vote of the Shares, and has sole power to dispose of or direct the disposition of the Shares. Michael Parnell has the sole voting and dispositive power to exercise the Options.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Attached hereto as Exhibit 1 is a copy of a joint filing agreement among the persons filing this Amendment No. 3 pursuant to Rule 13d-1(d) which includes the identity of each member of the group.

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable


                                  SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                February 8, 1999
                                ----------------------------------
                                Date


                                /s/ Michael Parnell
                                ----------------------------------
                                Michael Parnell
                                (Individually and as Trustee)

                                /s/ Melissa Parnell
                                ----------------------------------
                                Melissa Parnell
                                (Individually and as Trustee)


                                M. & M. PARNELL REVOCABLE TRUST


                                By:  /s/ Michael Parnell
                                     -----------------------------
                                     Michael Parnell,
                                     Trustee


                                     /s/ Melissa Parnell
                                     -----------------------------
                                     Melissa Parnell,
                                     Trustee



                            EXHIBIT INDEX




      Exhibit
      Number                       Title                       Page

         1          Joint Filing Agreement among the            12
                    Reporting Persons pursuant to
                    Rule 13d-1(k)(1).